UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Summary

This report is filed in relation to Credit Suisse Group’s wholly-owned subsidiary, Credit Suisse. It contains information about Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to Credit Suisse Group’s Registration Statement on Form F-3 (file no. 333-132936), which is being filed to register primary offerings of non-convertible investment grade securities of Credit Suisse and, solely for market-making purposes, guarantees by Credit Suisse of the outstanding debt securities of Credit Suisse (USA), Inc., a wholly-owned subsidiary of Credit Suisse Group.

Unless the context otherwise requires, references herein to the “Bank” mean Credit Suisse together with its consolidated subsidiaries and references to “Credit Suisse Group” or the “Group” mean Credit Suisse Group together with its consolidated subsidiaries, including Credit Suisse.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of Credit Suisse Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

The audited consolidated financial statements of the Bank as of and for the years ended December 31, 2006, 2005 and 2004 (the Bank’s Consolidated Financial Statements) have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP. These financial statements are included in the Bank’s annual report for the year ended December 31, 2006 (the Bank’s 2006 Annual Report, which is attached as an exhibit to this Form 6-K) and are incorporated herein by reference.

All references to 2006, 2005 and 2004 refer to the Bank’s fiscal year ended, or the date, as the context requires, December 31, 2006, 2005 and 2004, respectively.

References herein to “CHF” are to Swiss francs, and references to “US dollars” are to United States dollars.

The purpose of the Bank is set forth in its Articles of Association, which are attached as an exhibit hereto and incorporated by reference herein, and is described under Additional Information – Articles of Association.

The Bank’s registered head office is located at Paradeplatz 8, CH-8001, Zurich, Switzerland, and its telephone number is 41-44-333-1111. The Bank’s statutory and bank law auditor is KPMG Klynveld Peat Marwick Goerdeler SA, Badenerstrasse 172, 8004 Zurich, Switzerland.

Forward-Looking Statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future Credit Suisse Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Credit Suisse Group’s annual report on Form 20-F for the year ended December 31, 2006 (the Group’s 2006 20-F), and subsequent annual reports on Form 20-F filed by Credit Suisse Group or the Bank with the Securities and Exchange Commission (SEC) and Credit Suisse Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

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Key information

Selected financial data

Effective January 1, 2006, the Bank aligned its organizational structure to form a fully integrated global bank, with three segments: Investment Banking, Private Banking and Asset Management. These changes reflect the increasingly complex needs and global orientation of the Bank’s clients, who require sophisticated, integrated solutions and access to a broad spectrum of products and services. These changes are also a response to the way it operates as a bank as a result of globalization and new technologies, and the growing competitive pressure in the industry.

Prior period results presented in this Form 6-K have been revised to reflect the operational and management structure in place during 2006.

The following tables show the Bank’s condensed consolidated statements of income and selected balance sheet information for the five most recent years.

Condensed consolidated statements of income

Year ended December 31, in CHF m	2006	2005	2004(1)	2003(1)	2002(1)(2)
Net revenues	36,612	29,131	25,770	23,274	23,750
Provision for credit losses	(97)	(134)	70	550	2,725
Total operating expenses	23,908	22,979	19,327	18,704	23,134
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes
	12,801	6,286	6,373	4,020	(2,109)
Income tax expense/(benefit)	2,137	659	1,106	1,087	(1,025)
Minority interests	3,620	2,064	1,113	106	197
Income from continuing operations before extraordinary
items and cumulative effect of accounting changes	7,044	3,563	4,154	2,827	(1,281)
Income/(loss) from discontinued operations, net of tax	0	0	0	19	(611)
Extraordinary items, net of tax	(24)	0	0	5	0
Cumulative effect of accounting changes, net of tax	0	12	(16)	(78)	60
Net income	7,020	3,575	4,138	2,773	(1,832)

(1) Based on the combined statements of income of Credit Suisse, which represent the combined statements of income of the former Credit Suisse First Boston and Credit Suisse, which were merged in May 2005, with Credit Suisse First Boston as the surviving entity (the name of which was changed to Credit Suisse).

(2)	Due to the merger, 2002 figures are unaudited.

Selected balance sheet information

December 31, in CHF m	2006	2005	2004(1)	2003(1)	2002(1)(2)
Total assets	1,226,764	1,130,756	898,586	817,662	837,074
Share capital	4,400	4,400	4,400	4,400	4,400

(1) Based on the combined balance sheets of Credit Suisse, which represent the combined balance sheets of the former Credit Suisse First Boston and Credit Suisse, which were merged in May 2005, with Credit Suisse First Boston as the surviving entity (the name of which was changed to Credit Suisse).

(2)	Due to the merger, 2002 figures are unaudited.

For a more detailed presentation of the consolidated statements of income for each of the three years ended December 31, 2006 and the consolidated balance sheets as of December 31, 2006 and 2005, please refer to the Bank’s Consolidated Financial Statements. For a detailed description of factors that affect the results of operations of the Bank, please refer to Item 5 – Operating and financial review and prospectus – Overview – Factors affecting results of operations in the Group’s 2006 20-F.

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Capital adequacy

December 31, in CHF m, except where indicated	2006	2005
Tier 1 capital	26,600	20,563
of which non-cumulative perpetual preferred securities	1,065	1,044
Total BIS regulatory capital	38,441	29,815
Tier 1 ratio	11.4%	9.6%
Total BIS regulatory capital ratio	16.5%	14.0%

See Item 5 – Operating and financial review and prospects – Liquidity and capital resources in the Group’s 2006 20-F and note 30 – Capital adequacy of the notes to the Bank’s Consolidated Financial Statements for additional information relating to the Bank’s liquidity and capital resources.

Exchange rate information

Information on historical exchange rates between the Swiss franc and the US dollar is set forth in Item 3 – Key information – Exchange rate information in the Group’s 2006 20-F.

Risk factors

Information on risk factors relating to the Bank is set forth in Item 3 – Risk factors in the Group’s 2006 20-F.

Information on the Company

The business of the Bank is substantially the same as the business of Credit Suisse Group, which is described in Item 4 –Information on the company in the Group’s 2006 20-F. The following are the principal differences between the businesses of the Group and the Bank. These differences relate to legal entities and activities that are in the Group’s consolidated operations but not reported in the Bank’s Consolidated Financial Statements.

Entity	Principal Business Activities
Clariden Leu(1)	Banking and securities
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now(2)	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

(1) Formed as of January 1, 2007 by the merger of the private banks Clariden Bank, Bank Leu, Bank Hofmann and BGP Banca di Gestione Patrimoniale, and the securities dealer Credit Suisse Fides.

(2) Formed as of January 3, 2007 as a subsidiary of Credit Suisse Group. The operations comprising BANK-now previously were recorded in the Bank.

In addition, the Group owns certain real estate assets used in its operations that are not included in the Bank. The carrying value of these real estate assets as of December 31, 2006, 2005 and 2004 (excluding Winterthur, which was divested in 2006) was not material.

The Bank manages its business through the same three operating segments as the Group. The results of operations of Clariden Leu and Neue Aargauer Bank, which are managed, but not legally owned, by the Bank are included in the Bank’s Private Banking segment but not reflected in the Bank’s Consolidated Financial Statements. The results of operations of Bank-now, which are managed by the Bank and included in the Bank’s Private Banking segment, were included in the Bank’s Consolidated Financial Statements through December 31, 2006. Effective January 3, 2007, BANK-now is a subsidiary of the Group and its results of operations are not included in the Bank’s Consolidated Financial Statements.

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Regulation and supervision

Information on government regulation and supervision to which the Bank is subject is set forth in Item 4 – Information on the company – Regulation and supervision in the Group’s 2006 20-F.

Property and equipment

The Bank’s properties are substantially similar to the Group’s. As of December 31, 2006, the Bank maintained over 553 offices and branches, of which approximately 59% were located in Switzerland.

As of December 31, 2006, approximately 26% of the Bank’s worldwide offices and branches were owned directly, with the remainder being held under commercial leases, 64% of which expire after 2011. The book value of the ten largest owned properties was approximately CHF 1.7 billion as of December 31, 2006. Some of the Bank’s principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2006, the total amount of indebtedness secured by these facilities was not material.

Additional information

Information relating to the Bank’s principal capital expenditures and divestitures at the present time and for the past three years is set forth in Item 5 – Operating and financial review and prospects – Liquidity and capital resources in the Group’s 2006 20-F.

For a breakdown of the Bank’s net revenues by geographic market for each of the past three years, refer to note 4 – Segment information of the notes to the Bank’s Consolidated Financial Statements.

For a listing of the Bank’s significant subsidiaries, refer to note 32 – Significant subsidiaries and associates of the notes to the Bank’s Consolidated Financial Statements.

The Bank is not dependent for its existence on any patents or license agreements that are of significance for the business or results of the Bank.

Operating and financial review and prospects

The Bank’s operating results, cash flows and prospects are substantially the same as the results from continuing operations, cash flows from continuing operations and prospects of Credit Suisse Group, which are described in Item 5 – Operating and financial review and prospects in the Group’s

2006 20-F. As further described below, the Bank operates through the same operating segments as the Group, and the principal differences relate to the legal entities and activities that are in the Group’s consolidated business but not in the consolidated operations of the Bank.

Differences in the results of operations of the Bank and the Group

Substantially all of the Bank’s operations are conducted through the Investment Banking, Private Banking and Asset Management segments. The results of operations of the Bank’s three segments as well as certain revenues and expenses that are not included in the Bank’s operating segments are described under Item 5 – Operating and financial review and prospects in the Group’s 2006 20-F and in note 4 – Segment information of the notes to the Bank’s Consolidated Financial Statements.

Certain other assets, liabilities and results of operations that are associated with the three segments are not included in the Bank’s Consolidated Financial Statements. In 2006 and prior years, these related principally to the activities of Clariden Leu and Neue Aargauer Bank. The results of

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operations of these entities, which are managed, but not legally owned, by the Bank are included in the Bank’s Private Banking segment but not reflected in the Bank’s Consolidated Financial Statements. The results of operations of Bank-now, which are managed by the Bank and included in the Bank’s Private Banking segment, were included in the Bank’s Consolidated Financial Statements through December 31, 2006. Effective January 3, 2007, BANK-now is a subsidiary of the Group and its results of operations are not included in the Bank’s Consolidated Financial Statements. In addition, the Group has certain real estate and financing activities that are not in the Bank’s Consolidated Financial Statements. All of these activities vary from period to period and give rise to differences between the Bank’s aggregate assets, liabilities and results of operations and those of the Group.

The following tables set forth a comparison of selected condensed consolidating financial information for the Bank and the Group’s continuing operations at and for the year ended December 31, 2006:

Year ended December 31, 2006, in CHF m	Bank	Group
Net revenues	36,612	38,603
Total operating expenses	23,908	24,414
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	12,801	14,300
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	7,044	8,281
December 31, 2006, in CHF m	Bank	Group
Total assets	1,226,764	1,255,956
Total liabilities	1,200,719	1,212,370

For additional condensed consolidating financial information at December 31, 2006 and 2005 and for the three years ended December 31, 2006 for the Bank, Credit Suisse Group parent company and other Credit Suisse Group subsidiaries, eliminations and consolidation adjustments, see note 36 – Supplementary subsidiary guarantee information of the notes to the consolidated financial statements in the Group’s 2006 20-F.

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Critical accounting estimates

Information about the Bank’s critical accounting estimates is set forth in Item 5 – Operating and financial review and prospects in the Group’s 2006 20-F. Set forth below is certain additional information about the Bank’s critical accounting estimates.

The following table sets forth a summary of the fair value methodology applied to the Bank’s financial instruments at December 31, 2006:

December 31, 2006, in CHF m	Quoted market prices or observable market parameters	Reduced or no observable market parameters
Assets
Trading assets
Money market instruments	4,222	72
Trading securities	339,280	19,469
Derivatives(1)	250,063	17,779
Other	23,209	5,425
Total trading assets	616,774	42,745
Investment securities
Money market instruments	548	0
Available-for-sale securities	18,988	24
Total investment securities (2)	19,536	24
Other investments and other assets
Private equity and other long-term investments	4,089	14,235
Derivative instruments used for hedging	1,729	32
Total other investments and other assets	5,818	14,267
Liabilities
Trading liabilities
Financial instruments sold, not yet repurchased	139,248	651
Derivatives(1)	250,557	17,631
Total trading liabilities	389,805	18,282
Other liabilities
Derivative instruments used for hedging	1,015	6
Total other liabilities	1,015	6
(1)	Based on gross mark-to-market valuations of the Bank’s derivative positions prior to netting of CHF 210.0 billion.

(2) Excludes debt securities held-to-maturity of CHF 744.2 million, which are carried at amortized cost, net of any amortized premium or discount.

The following table sets forth the fair value of the Bank’s private equity investments by category:

	2006		2005
December 31, in CHF m, except where indicated	Fair value	Percent of total	Fair value	Percent of total
Credit Suisse managed funds	17,243	93.8%	7,240	82.9%
Direct investments	45	0.2%	415	4.7%
Funds managed by third parties and other private equity investments	1,106	6.0%	1,083	12.4%
Total	18,394	100%	8,738	100%

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Additional information

Information about the Bank’s off-balance sheet arrangements, contractual obligations and other commercial commitments and derivatives is set forth in Item 5 – Operating and financial review and prospects in the Group’s 2006 20-F.

The following table sets forth future cash payments associated with the Bank’s contractual obligations on a consolidated basis:

	Payments due by period
December 31, 2006, in CHF m	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt obligations	21,113	52,195	32,555	38,158	144,021
Capital lease obligations	6	13	18	210	247
Operating lease obligations	639	1,105	935	4,758	7,437
Purchase obligations	352	304	170	16	842
Total obligations	22,110	53,617	33,678	43,142	152,547

The following table sets forth the Bank’s consolidated short-term contractual obligations:

December 31, in CHF m	2006	2005
Deposits	384,924	347,339
Short-term borrowings	16,287	16,291
Brokerage payables	33,196	23,074
Trading account liabilities	197,936	194,204
Total short-term contractual obligations	632,343	580,908

The following table sets forth the distributions, by maturity, of the Bank’s exposure with respect to OTC derivative receivables:

December 31, 2006, in CHF bn	Less than 1 year	1 to 5 years	More than 5 years	Positive replacement value
Interest rate products	14.7	54.8	94.9	164.4
Foreign exchange products	21.4	11.2	7.9	40.5
Precious metals products	0.6	1.3	0.0	1.9
Equity/index-related products	12.8	18.4	2.1	33.3
Credit derivatives	0.7	12.2	6.1	19.0
Other products	7.8	0.0	0.0	7.8
Total derivative instruments	58.0	97.9	111.0	266.9
Netting agreements (1)				(208.8)
Total derivative instruments, net positive replacement value (1)				58.1

(1) Taking into account legally enforceable netting agreements.

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The following table sets forth the Bank’s exposure with respect to OTC derivatives by counterparty credit rating. Credit ratings are determined by external rating agencies or by equivalent ratings used by the Bank’s internal credit department.

December 31, 2006, in CHF bn	Net positive replacement value
AAA	24.2
AA	20.9
A	3.5
BBB	3.5
BB or lower	6.0
Total derivative instruments, net positive replacement value	58.1

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The following tables set forth details of trading and hedging derivative instruments for the Bank:

		Trading			Hedging
December 31, 2006, in CHF bn	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value
Forwards and forward rate agreements	3,144.5	2.8	2.5	0.0	0.0	0.0
Swaps	14,713.0	139.8	136.6	72.4	1.7	0.8
Options bought and sold (OTC)	2,361.0	20.1	23.1	0.3	0.0	0.0
Futures	1,307.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	1,575.3	0.2	0.5	0.0	0.0	0.0
Interest rate products	23,101.2	162.9	162.7	72.7	1.7	0.8
Forwards	1,133.4	12.3	12.3	11.6	0.0	0.1
Swaps	706.8	22.0	18.8	1.4	0.1	0.1
Options bought and sold (OTC)	573.1	6.1	5.9	0.0	0.0	0.0
Futures	9.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	2.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,425.5	40.4	37.0	13.0	0.1	0.2
Forwards	7.7	1.2	3.1	0.0	0.0	0.0
Swaps	1.7	0.1	0.0	0.0	0.0	0.0
Options bought and sold (OTC)	11.0	0.6	0.4	0.0	0.0	0.0
Precious metals products	20.4	1.9	3.5	0.0	0.0	0.0
Forwards	16.2	4.2	0.0	0.0	0.0	0.0
Swaps	226.3	4.9	7.9	0.0	0.0	0.0
Options bought and sold (OTC)	486.3	24.2	25.8	0.0	0.0	0.0
Futures	68.7	0.1	0.0	0.0	0.0	0.0
Options bought and sold (traded)	376.5	1.7	1.1	0.0	0.0	0.0
Equity/index-related products	1,174.0	35.1	34.8	0.0	0.0	0.0
Credit derivatives	2,088.2	19.0	21.4	2.1	0.0	0.0
Forwards	10.4	0.5	0.5	0.0	0.0	0.0
Swaps	111.9	5.9	6.1	0.0	0.0	0.0
Options bought and sold (OTC)	24.7	1.4	1.8	0.0	0.0	0.0
Futures	83.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	15.0	0.6	0.8	0.0	0.0	0.0
Other products	245.2	8.4	9.2	0.0	0.0	0.0
Total derivative instruments	29,054.5	267.7	268.6	87.8	1.8	1.0
The notional amount for derivative instruments (trading and hedging) was CHF 29,142.3 billion and CHF 23,147.6 billion as of December 31, 2006 and 2005, respectively.
		2006			2005
December 31, in CHF bn		Positive replacement value	Negative replacement value		Positive replacement value	Negative replacement value
Replacement values (trading and hedging) before netting		269.5	269.6		276.2	276.4
Replacement values (trading and hedging) after netting		59.3	59.3		57.3	57.5

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Information required by Industry Guide 3

The Group’s 2006 20-F sets forth selected statistical information extracted from the Group’s consolidated financial statements. Certain selected statistical information is also included in the Bank’s Consolidated Financial Statements, including notes 5 – Interest and dividend income and interest expense, 9 – Investment securities, 11 – Loans, 17 – Deposits, 18 – Long-term debt, 25 – Derivatives and hedging activities, 26 – Guarantees and commitments and 28 – Financial instruments. Except to the extent described below, the Group does not believe that such statistical information for the Bank would be materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences described below relate to the banking businesses of the Group that are not included in the Bank’s Consolidated Financial Statements and intercompany eliminations.

The short-term borrowings of the Bank and the Group may differ from period to period. At December 31, 2006, 2005 and 2004, the Bank had short-term borrowings of CHF 16,287 million, CHF 16,291 million and CHF 15,650 million compared to short-term borrowings of CHF 21,556 million, CHF 19,472 million and CHF 15,343 million at the Group. The lower level of short-term borrowings at the Bank compared to the Group at year-end 2006 and 2005 primarily related to structured commercial paper issued by Clariden Leu in Switzerland.

In addition, certain elements of the Group’s and the Bank’s investment portfolio may differ from period to period. At December 31, 2006, the carrying value of the Group’s debt securities was CHF 21,131 million compared to CHF 20,069 million for the Bank. The higher value of debt securities at the Group compared to the Bank primarily related to debt securities issued by Swiss federal, cantonal or local government entities and held by Neue Aargauer Bank, principally for liquidity management purposes.

The Bank’s loan portfolio constitutes substantially all of the Group’s consolidated loan portfolio. At December 31, 2006, 2005 and 2004, the Bank’s total loans were CHF 190,883 million, CHF 169,599 million and CHF 149,195 million or 91.7%, 82.5% and 80.9% of the Group’s total loans of CHF 208,127 million, CHF 205,671 million and CHF 184,399 million, respectively. Differences between the Bank and the Group in the allowance for loan losses, write-offs, impaired loans and the composition and maturity profile of the loan portfolio at year-end 2006 principally related to Neue Aargauer Bank, which primarily provides consumer loans and mortgages in Switzerland and at year-end 2005 and 2004 principally related to loans of Neue Aargauer Bank and Winterthur. Certain additional information relating to the Bank’s impaired loan portfolio and allowance for loan losses is set forth in the tables under Risk management – Credit risk – Potential problem loans and – Summary of loan valuation allowance experience on pages 22 and 23 of the Bank’s 2006 Annual Report, which tables are incorporated herein by reference.

Directors, Senior Management and Employees

Information on the Bank’s directors and senior management is set forth in Item 6 – Directors, senior management and employees in the Group’s 2006 20-F.

As of December 31, 2006, 2005 and 2004, the Bank had approximately 41,400, 40,600 and 37,700 employees, respectively, of whom approximately 17,200, 16,600 and 16,400, respectively, were in Switzerland and approximately 24,200, 24,000 and 21,300, respectively, were in the rest of the world. The Bank has encountered no significant labor disputes since it began its operations.

Related party transactions

For information on related party transactions, refer to note 23 – Related parties of the notes to the Bank’s Consolidated Financial Statements and note 25 – Related parties of the notes to the Group’s consolidated financial statements in the Group’s 2006 20-F.

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Financial information

Consolidated financial statements

The Bank’s Consolidated Financial Statements are incorporated herein by reference.

Legal proceedings

Information on the Bank’s legal proceedings is set forth under Item 8 – Legal proceedings in the Group’s 2006 20-F.

Dividends

Dividends paid by the Bank to the Group in 2006, 2005 and 2004 were CHF 10 million, CHF 2,470 million and CHF 1,872 million, respectively. For further information relating to the Bank’s dividends, refer to Item 5 – Operating and financial review and prospects – Liquidity and capital resources in the Group’s 2006 20-F.

Additional information

Articles of Association

The Articles of Association and Organizational Guidelines and Regulations of the Bank are substantially similar to the Group’s, other than to the extent they determine the rights of the Group’s public shareholders or relate to the purpose of the Group, as a holding company, and the Bank, as a Swiss banking organization. The Group’s Articles of Association are described in Item 10 – Additional information – Articles of Association in the Group’s 2006 20-F and are filed as an exhibit thereto. The Bank’s Articles of Association are incorporated by reference herein.

Exchange controls

Information on exchange controls is set forth in Item 10 – Additional information – Exchange controls in the Group’s 2006 20-F.

Quantitative disclosure about market risk

Information on market risk and other information relating to the Bank’s risk management is included in Item 11 – Quantitative disclosure about market risk in the Group’s 2006 20-F. Additional information relating to the Bank’s economic risk capital is included under Risk management – Economic risk capital – Application on page 14 of the Bank’s 2006 Annual Report, which information is incorporated herein by reference. Additional information relating to the Bank’s market risk is included under Risk Management – Market risk – Trading portfolios, and – Non-trading portfolios on pages 16 through 19 of the Bank’s 2006 Annual Report, which information is incorporated herein by reference.

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Exhibits

Exhibit No.	Description
1.1	Articles of Association of Credit Suisse.
7.1	Statement of Computation of Ratio of Earnings to Fixed Charges for Credit Suisse.
99.1	Credit Suisse 2006 Annual Report.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date: March 28, 2007	By:	/s/ Urs Rohner Urs Rohner General Counsel

	By:	/s/ Renato Fassbind Renato Fassbind Chief Financial Officer

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